Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus Dated November 21, 2013

Relating to the Preliminary Prospectus Supplement dated November 20, 2013

Registration No. 333-192442

Pricing Term Sheet

Offering of

5,400,000

Forestar Group Inc.

6.00% Tangible Equity Units

The information in this pricing term sheet supplements, updates and supersedes (to the extent inconsistent with) the information in the Preliminary Prospectus Supplement dated November 20, 2013 related to the offering of the Units, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”) and the accompanying base prospectus dated November 20, 2013, each filed with the Securities and Exchange Commission (“SEC”). Terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Forestar Group Inc., a Delaware corporation

Ticker / Exchange for the Issuer’s common stock:	FOR / The New York Stock Exchange (“NYSE”)

Title of Securities:	6.00% Tangible Equity Units (“Units”)

Stated Amount:	Each Unit has a stated amount of $25.00

Number of Units Offered:	5,400,000 (plus up to 600,000 additional Units at the option of the underwriters)

Composition of Units:	Each Unit is comprised of a prepaid stock purchase contract (each, a “Purchase Contract”) and a senior amortizing note due December 15, 2016 issued by the Issuer (each, an “Amortizing Note”), which has an initial principal amount of $4.2522 per Amortizing Note, bears interest at a rate of 4.50% per annum and has a scheduled final installment payment date of December 15, 2016.

Initial Principal Amount of Amortizing Notes:	Initially, $4.2522 per Amortizing Note and, in the aggregate, approximately, $22.96 million (or $25.51 million if the underwriters exercise their option to purchase additional Units in full)

Closing Price of the Issuer’s common stock on the NYSE on November 21, 2013:	$19.09 per share

Reference Price:	$19.09 per share of the Issuer’s common stock, subject to adjustment. The initial Reference Price is equal to the Closing Price of the Issuer’s common stock on the NYSE on November 21, 2013.

Threshold Appreciation Price:	$22.9080 per share of the Issuer’s common stock, subject to adjustment. The initial Threshold Appreciation Price represents an appreciation of approximately 20% above the initial Reference Price.

Minimum Settlement Rate:	1.0913 shares of the Issuer’s common stock, subject to adjustment, which is approximately equal to the $25.00 Stated Amount divided by the initial Threshold Appreciation Price

Maximum Settlement Rate:	1.3095 shares of the Issuer’s common stock, subject to adjustment, which is approximately equal to the $25.00 Stated Amount divided by the initial Reference Price

Installment Payment Dates:	Each March 15, June 15, September 15 and December 15, commencing on March 15, 2014 and with a final installment payment date of December 15, 2016

Payments on the Amortizing Notes:	The Amortizing Notes will pay holders equal quarterly installments of $0.3750 (or, in the case of the installment payment due on March 15, 2014, $0.4500) per Amortizing Note, which in the aggregate will be equivalent to a 6.00% cash payment per year with respect to each $25.00 Stated Amount of each Unit. Each installment will constitute a payment of interest (at a rate of 4.50% per annum), and a partial repayment of principal, on the Amortizing Note, allocated as set forth on the following amortization Schedule:

Scheduled Installment Payment Date	Amount of Principal	Amount of Interest
March 15, 2014	$0.3926	$0.0574
June 15, 2014	$0.3316	$0.0434
September 15, 2014	$0.3353	$0.0397
December 15, 2014	$0.3391	$0.0359
March 15, 2015	$0.3429	$0.0321
June 15, 2015	$0.3468	$0.0282
September 15, 2015	$0.3507	$0.0243
December 15, 2015	$0.3546	$0.0204
March 15, 2016	$0.3586	$0.0164
June 15, 2016	$0.3626	$0.0124
September 15, 2016	$0.3667	$0.0083
December 15, 2016	$0.3708	$0.0042

Public Offering Price:	$25.00 per Unit; $135.0 million total (or $150.0 million if the underwriters exercise their option to purchase additional Units in full)

Underwriting Discount:	$0.75 per Unit; $4.05 million total (or $4.50 million if the underwriters exercise their option to purchase additional Units in full)

Total proceeds to Issuer, after deducting underwriting discounts and estimated expenses:	$130.27 million (or $144.82 million if the underwriters exercise their option to purchase additional Units in full)

Sole Book-Running Manager:	Goldman, Sachs & Co.

Co-Managers:	KeyBanc Capital Markets Inc. JMP Securities LLC Capital One Securities, Inc. J.P. Morgan Securities LLC D.A. Davidson & Co. UBS Securities LLC

Allocation:

Underwriter	Number of Units
Goldman, Sachs & Co.	3,780,000
KeyBanc Capital Markets Inc.	675,000
JMP Securities LLC	270,000
Capital One Securities, Inc.	216,000
J.P. Morgan Securities LLC	189,000
D.A. Davidson & Co.	135,000
UBS Securities LLC	135,000
Total	5,400,000

No Listing:	The Issuer does not intend to apply for a listing of the Units, the separate Purchase Contracts or the separate Amortizing Notes on any securities exchange or automated inter-dealer quotation system.

Pricing Date:	November 21, 2013

Trade Date:	November 22, 2013

Settlement Date:	November 27, 2013

CUSIP for the Units:	346232 309

ISIN for the Units:	US3462323094

CUSIP for the Purchase Contracts:	346232 119

ISIN for the Purchase Contracts:	US3462321197

CUSIP for the Amortizing Notes:	346232 200

ISIN for the Amortizing Notes:	US3462322005

Fair Market Value of Units:	The Issuer has determined that the fair market value of each Amortizing Note is $4.2522 and the fair market value of each Purchase Contract is $20.7478.

Distribution:	SEC Registered

Early Settlement Upon a Fundamental Change:	The following table sets forth the fundamental change early settlement rate, subject to adjustment, per Purchase Contract for each stock price, subject to adjustment, and effective date set forth below:

Effective Date	Stock Price
	$ 5.00	$10.00	$15.00	$19.09	$20.00	$ 22.50	$ 25.00	$ 27.50	$ 30.00	$ 35.0	$ 40.0	$ 50.0	$ 75.0	$ 100.0
November 27, 2013	1.2920	1.2304	1.1563	1.1157	1.1092	1.0956	1.0913	1.0913	1.0913	1.0913	1.0913	1.0913	1.0913	1.0913
March 15, 2014	1.2953	1.2401	1.1650	1.1216	1.1147	1.0998	1.0913	1.0913	1.0913	1.0913	1.0913	1.0913	1.0913	1.0913
June 15, 2014	1.2978	1.2487	1.1729	1.1270	1.1196	1.1036	1.0930	1.0913	1.0913	1.0913	1.0913	1.0913	1.0913	1.0913
September 15, 2014	1.2999	1.2574	1.1816	1.1328	1.1248	1.1075	1.0960	1.0913	1.0913	1.0913	1.0913	1.0913	1.0913	1.0913
December 15, 2014	1.3017	1.2661	1.1908	1.1390	1.1303	1.1115	1.0990	1.0913	1.0913	1.0913	1.0913	1.0913	1.0913	1.0913
March 15, 2015	1.3032	1.2747	1.2009	1.1456	1.1362	1.1156	1.1020	1.0935	1.0913	1.0913	1.0913	1.0913	1.0913	1.0913
June 15, 2015	1.3044	1.2832	1.2123	1.1532	1.1427	1.1200	1.1049	1.0957	1.0913	1.0913	1.0913	1.0913	1.0913	1.0913
September 15, 2015	1.3054	1.2912	1.2252	1.1616	1.1500	1.1245	1.1077	1.0976	1.0919	1.0913	1.0913	1.0913	1.0913	1.0913
December 15, 2015	1.3063	1.2983	1.2398	1.1714	1.1582	1.1292	1.1101	1.0990	1.0930	1.0913	1.0913	1.0913	1.0913	1.0913
March 15, 2016	1.3071	1.3038	1.2568	1.1832	1.1679	1.1338	1.1118	1.0995	1.0934	1.0913	1.0913	1.0913	1.0913	1.0913
June 15, 2016	1.3079	1.3073	1.2768	1.1989	1.1804	1.1382	1.1119	1.0986	1.0929	1.0913	1.0913	1.0913	1.0913	1.0913
September 15, 2016	1.3088	1.3088	1.2988	1.2237	1.1992	1.1402	1.1071	1.0947	1.0914	1.0913	1.0913	1.0913	1.0913	1.0913
December 15, 2016	1.3095	1.3095	1.3095	1.3095	1.2500	1.1111	1.0913	1.0913	1.0913	1.0913	1.0913	1.0913	1.0913	1.0913

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	if the applicable stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by straight-line interpolation between the fundamental change early settlement rates set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365-day year;

•	if the applicable stock price is in excess of $100.00 per share (subject to adjustment), then the fundamental change early settlement rate will be the minimum settlement rate; or

•	if the applicable stock price is less than $5.00 per share (subject to adjustment), the “minimum stock price,” the fundamental change early settlement rate will be determined as if the stock price equaled the minimum stock price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two dates in the table.

The maximum number of shares of the Issuer’s common stock deliverable under a Purchase Contract is 1.3095, subject to adjustment.

Delivery of Common Stock:	Subject to the assumptions and provisions described in the Preliminary Prospectus Supplement, the following table illustrates that a holder of a Unit or a separate Purchase Contract, as applicable, will receive upon mandatory settlement the following numbers of shares of the Issuer’s common stock at the following assumed constant daily VWAPs:

Assumed Constant Daily VWAP	Number of Shares of Common Stock
$10.00	1.3095
$12.50	1.3095
$15.00	1.3095
$17.50	1.3095
$19.09	1.3095
$20.00	1.2500
$21.00	1.1905
$22.00	1.1364
$22.91	1.0913
$23.00	1.0913
$25.00	1.0913
$27.50	1.0913

As a result, if, for the applicable observation period, the daily VWAP remains constant and is greater than or equal to the Threshold Appreciation Price, the holder would receive only approximately 83.33% of the appreciation in market value of the Issuer’s common stock that the holder would have received had it purchased $25.00 worth of shares of the Issuer’s common stock at the Reference Price instead of a Unit.

The issuer has filed a prospectus supplement and a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, prospectuses may be obtained from: Goldman, Sachs & Co., via telephone: (866) 471-2526, email: prospectus-ny@ny.email.gs.com, or standard mail at Goldman, Sachs & Co., 200 West Street, New York, NY 10282, Attn: Prospectus Department.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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